FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Business Alliance Agreement with Awa Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 26, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura Finalizes Business Alliance Agreement with Awa Bank

Tokyo, June 26, 2020— Nomura Securities Co., Ltd., a wholly owned subsidiary of Nomura Holdings, Inc., announced on January 31, 2020 that it had signed a memorandum of understanding with The Awa Bank, Ltd. to explore a comprehensive business alliance aimed at providing financial intermediary services. The two companies signed the final agreement today.

1.	Overview of the alliance

The alliance will take the form of an Absorption-type Company Split (“Company Split”). Awa Bank will transfer some client accounts from its registered financial institution business to Nomura Securities.

Awa Bank will provide certain financial intermediary services on behalf of Nomura Securities, including for client accounts currently under agreement between the two companies, client accounts transferred from Awa Bank under the alliance and any new client accounts in Tokushima prefecture. Awa Bank will be mainly in charge of client solicitation, sales and follow-up services, while Nomura Securities will handle overall management of client accounts.

Employees from Nomura Securities will be seconded to Awa Bank to collaborate on various financial intermediary services under the alliance. They will also share Nomura’s knowledge and expertise and the wealth of information the firm has to support Awa Bank’s sales activities.

Through collaboration, the two companies will also provide a wide range of asset management products and services to their clients as well as consulting solutions.

2.	Structure of the alliance

Awa Bank’s client assets department and Nomura Securities’ Tokushima branch office will merge their functions to form a new department at Awa Bank, tentatively named the Financial Asset Consulting Department. Operations under the alliance will be mainly conducted through this new department.

The new Financial Asset Consulting Department will operate from four sales branches in Tokushima prefecture, including Awa Bank’s head office. People will also be assigned to other major branches and work together with Awa Bank’s branch offices to provide high value-added services to clients.

In addition, to help salaried employees prepare for the demands of a longer life, the companies will leverage Awa Bank’s network to provide preferential tax schemes such as NISA and iDeco, as well as bonds, investment trusts, and other accumulation-type products. In so doing, the two companies aim to raise their assets under management from the current approximate total of 750 billion yen to 1 trillion yen in 5 years.

To contribute to a better quality of life for their clients and help invigorate regional economies, the companies plan to expand the scope of the alliance from financial intermediary services to also include corporate and salaried employees businesses.

3.	Implementation schedule

(1) Explanation to clients

The two companies are currently working to set up a new framework under the alliance. The companies will start contacting clients from July 2020 as necessary.

(2) Company Split agreement

Awa Bank and Nomura Securities will execute the Company Split agreement after the new framework is in place.

(3) Transfer of client accounts to Nomura Securities financial intermediary account (planned)

•	Nomura Securities Tokushima branch office client accounts: April 2021

•	Awa Bank client securities accounts: June 2021

4.	Overview of the two companies

Name	The Awa Bank, Ltd.	Nomura Securities Co., Ltd.
Address	2-24-1 Nishisemba-cho, Tokushima-shi, Tokushima	1-9-1 Nihonbashi, Chuo-ku, Tokyo

Representative	President: Susumu Nagaoka	President: Toshio Morita

Business	Commercial banking	Securities business

Capital	23,400 million yen	10,000 million yen

Established	June 21, 1896	May 7, 2001

Fiscal year-end	March	March

5.	Future outlook

The impact of the planned alliance on Nomura’s consolidated financial results has not been determined. Nomura will immediately issue an announcement if the possibility of a material impact arises.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.